May 25, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed on March 16, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated April 2, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 and 4 of our letter and reissue in part. Please provide an analysis as to whether the right to acquire shares in Section 3.02 of the agreement constitutes a contingent right to subscribe to or purchase a security. We also note your revisions on page 10 and 11 regarding this right. In addition, please revise sections 7.14 and 7.15 of the agreement so that the disclosure is consistent with your disclosure on pages 38 and 39.

The Company acknowledges that the Right of First Refusal is a contingent right granted to the Company, Paolo Tiramani, and Galiano Tiramani. The Company has amended its disclosure to identify the Right of First Refusal as a contingent right held by such persons that is not covered by the Offering Statement, and would be effected through an applicable securities exemption should the right be exercised.

Further, the Company has revised section 7.14 and 7.15 of the Second Amended and Restated Stockholders Agreement to include the relevant conditions on the forum provision and compliance with federal securities laws discussed on page 39 of the offering circular.

2. We note your response to comment 3 and reissue in part. On “Meet The Drapers” Season 4 Episode 1 (www.meetthedrapers.com), we note that Galiano Tiramani refers to you having over a billion dollar in pre-orders and $4 million from crowdfunding. With a view to disclosure, please advise us of the bases for these statements.

The Company acknowledges that the language used on “Meet The Drapers” is ambiguous, owing to the nature of the programming and the limited time for discussion about the highlights of the Company’s history and direction. It is for this reason that Rule 255 requires that investors be directed to the Company’s offering circular, where a full discussion is presented when abbreviated communications are made. According to the Company’s current data, over 33,000 potential customers have completed its Room Module Order Agreement, which is now provided as an exhibit to the Offering Statement. That Agreement identifies the Box that has been reserved and the specific configuration. While many potential customers would order multiples Boxes, even if each potential customer only ordered one Box, this implies the potential for over $1 billion in revenue. The Company has amended its disclosure under “Our Customers” to clarify this information.

Further, the Company has amended its disclosure under “Management Discussion and Analysis
--Liquidity and Capital Resources” to explain that the $4 million in interest under the Regulation Crowdfunding offering was based on oversubscription interest, but that the Company was limited to accepting $1.07 million in gross proceeds.

3. Please revise Management's Discussion and Analysis, Plan of Operations, and where appropriate to update as of at least June 30, 2020.

The Company has amended its Plan of Operations where appropriate to account for the passage of time.

4. Please revise the legality opinion to cover the preferred stock.

The legality opinion has been revised as requested.

Stockholder’s Agreement, page 38

5. We note your response to comment 5 and reissue in part. Section 7.03 states that a purchaser who no longer retains an interest in the shares “shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder.” Please clarify what liability arises from a purchase of the securities.

The Company has amended its disclosure to describe that investors are only subject to the Stockholders Agreement while they hold shares of the Company. Upon transfer of the shares, they would no longer have any liability even if breaching a clause of the Stockholders Agreement.

Further, the Company has amended the Form of Stockholders Agreement to clarify the language for Section 7.03 consistent with the Company’s understanding, and the discussion in the offering circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. The Company would appreciate a prompt review of its filed amendment to its Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.